SEC
Mail Processing
Section

FEB 19 2013

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66421

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abundant Power Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1523 Elizabeth Avenue, Suite 200
(No. and Street)

Charlotte	NC	28204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
W. Greg Montgomery 704-271-9890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

7725 Ballantyne Commons Parkway, Suite 103	Charlotte	NC	28277
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13012080

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Greg Montgomery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abundant Power Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLEY C. FLUHARTY
Notary Public
Mecklenburg County
NORTH CAROLINA

Signature

CFO/CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Statement of Financial Condition with
Independent Auditors' Report

Abundant Power Securities, LLC

As of December 31, 2012

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Statement of Financial Condition with
Independent Auditors' Report

Abundant Power Securities, LLC

As of December 31, 2012

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Independent Auditors' Report

To the Member of
Abundant Power Securities, LLC:

We have audited the accompanying financial statement of Abundant Power Securities, LLC (the Company), which comprise the statement of financial position as of December 31, 2012, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704-369-7200 • fax 704-362-0411 • www.vfgcpa.com

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Abundant Power Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Charlotte, North Carolina
January 29, 2013

Statement of Financial Position

December 31, 2012

Assets		
Cash and cash equivalents	$	11,260
Prepaid expenses		328
Intangible asset		22,381
Total assets	$	33,969
Liabilities and Member's Equity		
Accounts payable	$	3,680
Member's equity		30,289
Total liabilities and member's equity	$	33,969

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statements

December 31, 2012

1. Organization

Abundant Power Securities, LLC (the Company), a wholly owned subsidiary of Abundant Power Group, LLC (Parent), was organized under the laws of North Carolina in 2003, and conducts its operations in Charlotte, North Carolina. Previously, the Company was known as TCP, LLC and the name was changed to Abundant Power, LLC effective March 20, 2012. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. Management believes the cash balances are not exposed to any significant credit risk.

Management's Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Income Taxes
The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company. The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any liability for unrecognized tax benefits. For the years ended December 31, 2012, there were no interest or penalties recorded or included in the Company's financial statements. The Company's income taxes for 2009 to 2012, as included in the Parent's income tax returns, remains subject to examination by federal and state tax authorities.

Member Equity
The Company has one class on member's equity and it is owned 100% by the Parent.

Subsequent Events
The Company has analyzed its operations subsequent to December 31, 2012, through January 29, 2013, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

3. Intangible Asset

Effective December 31, 2011, the Parent purchased the membership interest in the Company for $30,000. The purchase resulted in an indefinite lived intangible asset of $22,381 related to the Company's registration as a broker-dealer. Management has evaluated the carrying value and determined no impairment exists at December 31, 2012.

4. Related Party Transactions

The Company entered into an expense sharing agreement with Abundant Power Group, a related party, for their pro-rata portion of rent, utilities, administration, etc.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $7,427 and its ratio of aggregate indebtedness to net capital was 0.5 to 1.